BECTON, DICKINSON AND COMPANY

1 Becton Drive
Franklin Lakes, New Jersey 07417

March 28, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Becton, Dickinson and Company
Registration Statement on Form S-4
File No. 333-223536
Filed March 9, 2018

Ladies and Gentlemen:

Becton, Dickinson and Company (the “Registrant”), the sole obligor under its 4.400% Notes due 2021, 3.000% Notes due 2026 and 6.700% Notes due 2026 (collectively, the “Restricted Notes”), is registering an exchange offer (the “Exchange Offer”) pursuant to the above referenced Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Registrant represents as follows:

1.
The Registrant has not entered into any arrangement or understanding with any person who will receive the 4.400% Notes due 2021, 3.000% Notes due 2026 and 6.700% Notes due 2026 in the Exchange Offer (the “Exchange Notes”) to distribute those securities following the completion of the Exchange Offer. To the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

2.
The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.
The Registrant will include in the letter of transmittal to be executed by each person participating in the Exchange Offer (a) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (b) an acknowledgement for each person that is a broker-dealer exchanging Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact me at (201) 847-6800 or Stacy J. Kanter, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-3497.

Very truly yours,

BECTON, DICKINSON AND COMPANY

By:	/s/ Gary DeFazio
	Name:	Gary DeFazio
	Title:	Senior Vice President, Corporate Secretary
and Associate General Counsel

cc: Skadden, Arps, Slate, Meagher & Flom LLP